Filed by Golden State Bancorp, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Golden State Bancorp, Inc.
                                                 Commission File No. 000-29654


THE FOLLOWING IS A PRESS RELEASE ISSUED BY GOLDEN STATE BANCORP INC. ON AUGUST 22, 2002:


Golden State Bancorp
For Immediate Release

Reporter contact:                   Investor contact:
Janis Tarter (415) 904-1199         Fred Cannon: (415) 904-1451


     GOLDEN STATE BANCORP SHAREHOLDERS APPROVE CITIGROUP MERGER PROPOSAL

SAN FRANCISCO, AUGUST 22, 2002 -- Golden State Bancorp Inc. (NYSE: GSB), the publicly traded parent of California Federal Bank, today announced at the special meeting of stockholders that 119,096,723 shares, or 87.4%, of the outstanding shares of Golden State common stock voted in favor of the Citigroup (NYSE: C) merger proposal. There were 136,268,403 shares of common stock outstanding and entitled to vote at the meeting. A total of 119,096,723 shares voted in favor of the merger, 809,433 shares voted against the merger and 54, 282 shares abstained. Of the shareholders represented at the meeting and voting, more than 99% voted in favor of the merger.

Based in San Francisco, Golden State Bancorp is the publicly traded parent of California Federal Bank. Cal Fed is one of the largest California-based insured depository institutions, with $54 billion in assets, 8,800 employees and 352 branches in California and Nevada. The bank's primary operating subsidiaries are First Nationwide Mortgage Corporation, Cal Fed Investments and Auto One Acceptance Corporation. Cal Fed is a full-service, community-oriented bank serving consumers and business customers. More information on the companies is available online at www.goldenstate.com and www.calfed.com.

In connection with the proposed transaction, Citigroup and Golden State have filed a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the "Commission"). Investors and security holders are advised to read the proxy statement/prospectus, because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Citigroup and Golden State with the Commission at the Commission's web site at http://www.sec.gov. Free copies of Citigroup's filings may be obtained by directing a


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request to Citigroup, attention Citigroup Document Services, 140 58th Street,
Suite 5i, Brooklyn, NY 11220; (877) 936-2737 (toll free); (718) 765-6514
(outside the U.S.). Free copies of Golden State's filings may be obtained by directing a request to Golden State, Shareholder Relations, 135 Main Street, San Francisco, California 94105; Telephone: (415) 904-0188.





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